UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 7, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CSG Systems International, Inc.

File No. 000-27512 - CF#34413

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   CSG Systems International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 3, 2016.

   Based on representations by CSG Systems International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.23AR	through December 31, 2017
Exhibit 10.23AS	through December 31, 2017
Exhibit 10.23AT	through December 31, 2017
Exhibit 10.24BD	through March 31, 2017
Exhibit 10.24BE	through March 31, 2017
Exhibit 10.24BF	through March 31, 2017
Exhibit 10.25CD	through June 30, 2019
Exhibit 10.25CE	through June 30, 2019
Exhibit 10.25CF	through June 30, 2019

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary